

November 10, 2011

Via E-mail
D. Kirk McAllaster, Jr.
Executive Vice President and Treasurer
Cole Real Estate Income Trust, Inc.
2575 East Camelback Road, Suite 500
Phoenix, AZ 85016

> **Re:** **Cole Real Estate Income Trust, Inc.**
> **Amendment No. 4 to Registration Statement on**
> **Form S-11**
> **Filed November 3, 2011**
> **File No. 333-169535**

Dear Mr. McAllaster:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Throughout your disclosure you indicate that approximately 99% of your offering proceeds would be available for investment in real estate. Considering you will likely use offering proceeds for net redemptions and may use offering proceeds to pay distributions, please expand the description of your possible uses of proceeds.

Calculation of Our NAV Per Share, page 85

2.   We note the revised disclosure of the valuation expert's and the fund accountant's role in your NAV disclosure. Please revise to clarify if the value for your assets and liabilities, as determined by your independent valuation expert will be disclosed with your calculation of NAV per share. Also, please clarify if the references to "as is market

value" and "estimated values" refer to the fair value of your assets and liabilities. If not, elaborate on your use of the two terms and discuss the methodologies to be used in determining those values.

Buying Shares, page 168

3.   We note your response to comment 6. During the initial phases of your offering, it appears that your portfolio may be small enough that news of a default or other significant event affecting one or several properties could have a material impact that is not reflected in the prior day's NAV. In such situation, please revise to clarify how you will notify potential investors of such changes prior to the time of their investment decision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me, at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Ettore A. Santucci, Esq.
        Goodwin Proctor LLP